Copper North Mining Corp.
1111 West Georgia Street, Suite 2050
Vancouver, B.C. V6E 4M3

Via EDGAR

December 9, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4628
Attention: John Reynolds, Assistant Director

RE:	Copper North Mining Corp.
Form 8-K12G3
Filed October 21, 2011
File No. 000-54531

Dear Mr. Reynolds:

This letter is submitted on behalf of Copper North Mining Corp. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated November 30, 2011 (the “Comment Letter”) with respect to the Company’s Form 8-K12G3 which was filed on October 21, 2011.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

General

1.

We note your response to comment one in our letter dated November 9, 2011. It is our view that your transaction would not constitute the direct acquisition of the assets of a going business for the purposes of Rule 12g-3(a). Therefore, please register your class of securities as soon as possible on the appropriate form or provide a more detailed analysis as to why you believe you do not need to register these shares.

Response to Comment No. 1:

We intend to register our common shares as a class of securities on Form 20-F as soon as possible.

As requested in your letter, Copper North Mining Corp. acknowledges that:

U.S. Securities and Exchange Commission
December 9, 2011

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please feel free to contact me by telephone at (604)638-2497.

Sincerely,

/s/ Julien Francois
Julien François
Chief Financial Officer
Copper North Mining Corp.